February 22, 2007

Mail Stop 4561

VIA U.S. MAIL AND FAX 604-484-5143

Ms. Carol Shaw
Chief Financial Officer
Infotec Business Systems, Inc.
230 – 1122 Mainland Street
Vancouver, BC V6B 5L1

> **RE** **Infotec Business Systems, Inc.**
> **Form 10-KSB for the year ended April 30, 2006**
> **Filed December 1, 2006**
> **File No. 333-90618**

Dear Ms. Shaw:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanations. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended April 30, 2006

Note 4. Summary of Significant Accounting Policies, Revenue Recognition (k), page F-8

1. Summarize for us the major terms of your revenue arrangements with customers during the current year and subsequent quarters. Additionally, explain to us your policy for recognizing revenue for each revenue stream. To the extent that it is applicable, tell us how you considered the guidance in EITF 00-21 in determining your accounting policies. Also, tell us how you have considered disclosing your

revenue recognition policy for each of your revenue streams in your Critical Accounting Policies as well as the notes to your financial statements.

2. Reorganization, page F-6

2. We note your disclosure in footnote 10 to your October 31, 2006 10-Q that the assets and liabilities of Stream Horizon Media were recorded at the historical cost of the assets to the affiliated proprietor. Explain to us whether this transaction was accounted for as a reorganization of entities under common control and if so, tell us the nature of the common control relationship. To the extent that the transaction is appropriately accounted for as a reorganization of entities under common control, explain to us how you determined it would be appropriate to record goodwill as part of the transaction. Cite any relevant accounting guidance in your response.

4. Summary of Significant Accounting Policies

(e) Goodwill and Other Intangible Assets, page F-7

3. We note from your disclosure that you review goodwill for impairment "at such times as changes in the underlying assumptions as to the future value of goodwill arise." Explain to us how your current impairment policy complies with the requirement in paragraph 26 of SFAS 142 that goodwill be reviewed for impairment at least annually. Additionally, tell us what method is used by the Company to test goodwill for impairment and how this methodology complies with requirements of paragraphs 19 – 22 of SFAS 142.

7. Compensation payable

4. Explain to us the nature of your $960,000 compensation accrual during the year and the literature you applied in determining the appropriate accounting treatment. In your response, summarize for us the terms of any employment agreements related to this accrual. In particular, explain to us whether the employee(s) were required to render service for any period of time in order to be entitled to the compensation.

Exhibits 31.1 and 31.2

5. We note that you have included the term 'annual' in paragraphs two, three and four, and did not include the proper Exchange Act Rules 13a-15(e) and 15d-15(e) in your certifications. In future filings, please revise your certifications to omit the term 'annual' in the above referenced paragraphs. In addition, please ensure

that your certifications included in future filings include the exact wording as provided in Item 601 (b) (31) of Regulation S-B.

* * * *

As appropriate, please respond to the comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comment on your filings.

You may contact Kelly McCusker, Staff Accountant, at (202) 551-3433 or the undersigned at (202) 551-3438 if you have questions.

Sincerely,

Robert F. Telewicz Jr.
Senior Staff Accountant